Exhibit 99.1

HAFNIA LIMITED: Incident involving the Hafnia Nile

Singapore, 19 July 2024

The Hafnia Nile (IMO: 9766217), an LR1 tanker owned and operated by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code “HAFNI”, NYSE ticker code “HAFN”), was earlier today involved in a collision with a VLCC (very large crude carrier) in the South China Sea. The collision caused a fire onboard. Our team is actively coordinating with the Singapore Maritime Rescue Coordination Centre (MRCC). An appointed salvor has been mobilized to support the ongoing response efforts.

All crew members onboard the Hafnia Nile have been safely rescued. Two seafarers have suffered minor injuries, while the remaining crew members are understood to be in good condition. The crew's family has been informed and is regularly updated on the situation. There is no information on pollution.

The Company's primary focus at this time is the well-being of our crew members, as well as addressing any potential environmental impact resulting from this incident.

A full investigation will be conducted to determine the root cause of the incident.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900
About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products, and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 5,000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.